Contacts:	**Leiv Lea**
	Pharmacyclics, Inc.
	(408) 774-0330
	Carolyn Wang
	WeissComm Partners
	(415) 946-1065

PHARMACYCLICS REPORTS THIRD QUARTER 2008 FINANCIAL RESULTS
- Company to Host Conference Call at 4:30 p.m. EST Today -

Sunnyvale, Calif., -- April 24, 2008 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its third fiscal quarter ended March 31, 2008. The net loss for the third quarter of fiscal 2008 was $7.0 million, or $0.27 per share, compared to a net loss of $6.8 million, or $0.26 per share, in the third quarter of fiscal 2007.

Total operating expenses were $7.2 million in the third quarter of fiscal 2008 compared to $7.4 million for the third quarter of fiscal 2007, a decrease of $0.2 million. Share-based compensation expense was $0.5 million in the third quarter of fiscal 2008 compared to $0.9 in the third quarter of fiscal 2007. The decrease in total operating expenses in the third quarter of fiscal 2008 was primarily related to reduced personnel expenses due to lower headcount and lower share-based compensation expense, partially offset by increased outside pre-clinical and drug manufacturing expenses associated with the Company's HDAC, Btk and Factor VIIa inhibitor programs.

Pharmacyclics also reported its financial results for the nine months ended March 31, 2008. The net loss for the nine months ended March 31, 2008 was $19.7 million, or $0.76 per share, compared to a net loss of $19.2 million, or $0.82 per share, for the nine months ended March 31, 2007.

As of March 31, 2008 the company's cash, cash equivalents and marketable securities totaled $21.3 million compared to $38.8 million at June 30, 2007. The company expects cash used in operations over the next four quarters to be approximately $16 million.

"In the remainder of 2008, we anticipate expanding our clinical programs with our oral HDAC inhibitor, PCI-24781, by initiating a Phase 1/2 trial evaluating it in hematologic malignancies, and filing investigational new drug applications for our Factor VIIa inhibitor and our Btk inhibitor," said Richard A.

Miller, M.D., president and chief executive officer of Pharmacyclics. "We own worldwide rights to these novel compounds, which have the potential to address unmet needs in large patient populations."

Recent Events and Upcoming Milestones

- Data was published in the February 7 issue of *Leukemia* characterizing the company's novel highly-selective histone deacetylase (HDAC) inhibitor showing that the drug candidate, PCI-34501, inhibits HDAC-8 with 200-1000 fold selectivity over other HDAC enzymes.

- Six presentations relating to the company's HDAC, Factor VIIa and Btk programs were made at the American Association for Cancer Research (AACR) 2008 Annual Meeting held in April 2008:

    o Reseachers from the University of Texas M.D. Anderson Cancer Center conducted laboratory studies with the company's HDAC inhibitor, PCI-24781, demonstrating inhibition of NFkB, a transcription factor known to drive tumor growth;

    o Other researchers at M.D. Anderson found that treatment of animals with resistant tumors that overexpress the protein ErbB2, or Her2, with PCI-24781 led to control of tumors in 80 percent of the animals, with most achieving partial response;

    o The company's Factor VIIa inhibitor, PCI-27483, led to inhibition of tumor growth in animal models of human pancreatic tumors; and

    o PCI-32765, the company's orally available, selective inhibitor of Bruton's tyrosine kinase, or Btk, was shown to block B-cell receptor mediated signaling in vitro in the treatment of B-cell lymphomas. Treatment with PCI-32765 in lymphoma-bearing animal models resulted in inhibition of tumor growth and significant activity in animal models of arthritis.

- Plan to initiate Phase 1/2 trial evaluating HDAC inhibitor, PCI-24781, given orally in hematologic malignancies in second quarter of 2008.

- Plan to file investigational new drug (IND) application for the company's Factor VIIa inhibitor in the second half of 2008.

- Plan to file IND application for the company's small molecule Btk inhibitor in the second half of 2008.

Conference Call and Webcast Details

The Company will hold a conference call today at 4:30 p.m. EST to discuss third quarter 2008 financial results and achievements. To participate in the conference call, please dial 800-497-0451 for domestic callers and 706-758-3306 for international callers and reference conference passcode, 43624853. To access the live audio broadcast or the subsequent archived recording, log on to http://ir.pharmacyclics.com. The archived version of the webcast will be available on the company's website for one month.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics®, and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about our expected cash used in operations over the next four quarters, the initiation of and enrollment and future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with our ability to accurately predict our future cash needs; unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to obtain future financing and fund the product development of our pipeline; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2007 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2008	2007	2008	2007
Grant revenue	$ --	$ --	$ --	$ 19
Operating expenses:				
Research and development	5,120	5,669	14,822	15,557
General and administrative	2,100	1,705	5,923	5,315
Total operating expenses	7,220	7,374	20,745	20,872
Loss from operations	(7,220)	(7,374)	(20,745)	(20,853)
Interest and other, net	240	615	1,075	1,626
Net loss	$ (6,980)	$ (6,759)	$ (19,670)	$ (19,227)
Basic and diluted net loss per share	$ (0.27)	$ (0.26)	$ (0.76)	$ (0.82)
Shares used to compute basic and diluted net loss per share	25,994	25,938	25,983	23,581

Condensed Balance Sheets
(unaudited, in thousands)

	March 31, 2008	June 30, 2007
Assets		
Cash, cash equivalents and marketable securities	$ 21,272	$ 38,762
Other current assets	611	961
Total current assets	21,883	39,723
Property and equipment, net	633	849
Other noncurrent assets	523	523
	$ 23,039	$ 41,095
Liabilities and stockholders' equity		
Current liabilities	$ 2,348	$ 2,615
Long-term obligations	74	79
Stockholder's equity	20,617	38,401
	$ 23,039	$ 41,095

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